                                                                  APRIL 2, 2015

                      METROPOLITAN LIFE INSURANCE COMPANY
                        FORM S-3 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                              FILE NO. 333-201856

            MEMORANDUM RESPONDING TO COMMISSION STAFF ORAL COMMENTS
                             DATED MARCH 31, 2015
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               -----------------

Set out below are responses to oral comments received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on March 31, 2015 relating to the initial registration statement (the "Registration Statement") under the Securities Act of 1933 (the "1933 Act") on Form S-3 filed with the Commission by MetLife Insurance Company USA ("MetLife") on February 4, 2015 for the Registered Fixed Account Option contracts ("RFAO").

1.  STAFF COMMENT:
    -------------

PLEASE DISCLOSE THE DATES UPON WHICH THE RESERVATION OF RIGHTS SET FORTH ON THE COVER PAGE TOOK PLACE.

    RESPONSE:
    --------

    RFAO is currently available only in conjunction with certain group variable annuity contracts issued by MetLife and funded by MetLife of CT Separate Account QPN for Variable Annuities (SEE E.G., MetLife Retirement Account Annuity (SEC File no. 333-152192)). The reservation of rights is long standing disclosure and a variant of the disclosure appeared in the 2012 version of RFAO on the cover page (SEE SEC File No. 333-178886). The same disclosure also appears in the section on transfers in the RFAO prospectus. Finally, similar disclosure appears in the registration statement for MRA stating "Where permitted by state law, We reserve the right to restrict transfers from the Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract."

2.  STAFF COMMENT:
    -------------

PLEASE EXPLAIN WHETHER THE "MARKET VALUE ADJUSTMENT" SET FORTH UNDER THE HEADING "SECTION 403(B) PLAN TERMINATIONS" APPLIES TO EXISTING CONTRACT OWNERS AND, IF YES, THE BASIS FOR DOING SO.

    RESPONSE:
    --------

    The "Market Value Adjustment" does apply to existing contract owners. The reference to the "Market Value Adjustment" was marked as new in error in the courtesy copy for the Registration Statement. The "Market Value Adjustment" disclosure appeared in the same section in the 2012 version of RFAO (See SEC File No. 333-178886).

3.  STAFF COMMENT:
    -------------

(A) UNDER THE HEADING "SECTION 403(B) COLLATERALIZED LOANS," DISCLOSE THE DOLLAR AMOUNT OF THE LOAN LIMIT.

    RESPONSE:
    --------

    Comment complied with. SEE page 12 of the marked courtesy copy of the Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment") that will be filed on April 10, 2015.

(B) DISCLOSE WHERE INFORMATION REGARDING THE CURRENT RATE OF INTEREST IS AVAILABLE.

    RESPONSE:
    --------

    Comment complied with. SEE page 12 of the Amendment.

4.  STAFF COMMENT:
    -------------

(A) PLEASE UPDATE THE INCORPORATION BY REFERENCE DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 12(C)(1-2) IN FORM S-3

    RESPONSE:
    --------

    Comment complied with. SEE page 18 of the Amendment.

(B) PLEASE CONFIRM THAT THE TELEPHONE NUMBERS IN THE INCORPORATION BY REFERENCE SECTION ARE CORRECT.

    RESPONSE:
    --------

    MetLife confirms the telephone numbers are up to date.

5.  STAFF COMMENT:
    -------------

PLEASE CONFIRM THAT THE APPLICABLE EXHIBITS REQUIRED BY ITEM 16 OF FORM S-3 HAVE BEEN FILED.

    RESPONSE:
    --------

    MetLife confirms that all applicable exhibits will be filed.

6.  STAFF COMMENT:
    -------------

PLEASE FILE THE REQUESTED "TANDY" REPRESENTATIONS WHEN FILING THE AMENDMENT.

    RESPONSE:
    --------

    Comment complied with. MetLife will file via EDGAR a standard "Tandy" letter along with the Amendment.

                            *      *      *      *

                                      3